SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                           S C H E D U L E   13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                  GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
- --------------------------------------------------------------------------
                              (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE
- ---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 37935Y107
                      -------------------------------
                               (CUSIP Number)

                            Copy to:
                                        Stephen A. Cohen, Esq.
Eli Oxenhorn                            Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                        750 Lexington Avenue
Roslyn, New York 11576                  New York, New York 10022
Telephone (516) 625-7005                Telephone (212) 735-8600

- ---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                                May 15, 1996
- --------------------------------------------------------------------------
            (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following space     .
                ----

Check the following space if a fee is being paid with the statement    .
                                                                    ---
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following page(s))



                                  -1 of 9-

CUSIP
No.   37935Y107                     13D

==========================================================================
  1       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                                    Eli Oxenhorn

- --------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*
                                                                (a)   [X]

                                                                (b)   [ ]
- --------------------------------------------------------------------------
  3       SEC Use Only

- --------------------------------------------------------------------------
  4       Source of Funds*          PF

- --------------------------------------------------------------------------
  5       Check Box if Disclosure of Legal Proceedings is Required    [ ]

- --------------------------------------------------------------------------
  6       Citizenship or Place of Organization            United States


- --------------------------------------------------------------------------
                         7  Sole Voting Power
                                 348,340 shares                 6.1%
       Number of
         Shares          8  Shared Voting Power
      Beneficially               2,000 shares                   0.1%
       Owned By
          Each           9  Sole Dispositive Power
       Reporting                 348,340 shares                 6.1%
         Person
          With          10  Shared Dispositive Power
                                 2,000 shares                   0.1%

- --------------------------------------------------------------------------
 11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                   350,340 shares

- --------------------------------------------------------------------------
 12       Check Box if the Aggregate Amount in Row (11) excludes Certain
          Shares*
                                                                    [ ]
- --------------------------------------------------------------------------
 13       Percent of Class Represented by Amount in Row (11)
                                                                 6.1%

- --------------------------------------------------------------------------
 14       Type of Reporting Person*
                                                      IN
==========================================================================



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  -2 of 9-

CUSIP
No.   37935Y107                     13D

==========================================================================
  1        Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                    Seth Oxenhorn

- --------------------------------------------------------------------------
  2        Check the Appropriate Box if a Member of a Group*
                                                                (a)   [X]

                                                                (b)   [ ]

- --------------------------------------------------------------------------
  3        SEC Use Only


- --------------------------------------------------------------------------
  4        Source of Funds*          PF


- --------------------------------------------------------------------------
  5        Check Box if Disclosure of Legal Proceedings is Required

                                                                      [ ]
- --------------------------------------------------------------------------
  6        Citizenship or Place of Organization           United States


- --------------------------------------------------------------------------
                          7  Sole Voting Power
                                    2,000 shares                0.1%
        Number of
         Shares           8  Shared Voting Power
      Beneficially                  0 shares                      0%
        Owned By
          Each            9  Sole Dispositive Power
        Reporting                   2,000 shares                0.1%
         Person
          With           10  Shared Dispositive Power
                                    0 shares                      0%
- --------------------------------------------------------------------------
 11        Aggregate Amount Beneficially Owned By Each Reporting Person
                                   2,000 shares


- --------------------------------------------------------------------------
 12        Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*
                                                                      [ ]
- --------------------------------------------------------------------------
 13        Percent of Class Represented by Amount in Row (11)
                                                                 0.1%
- --------------------------------------------------------------------------
 14        Type of Reporting Person*
                                                       IN

==========================================================================


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  -3 of 9-

     This statement, dated May 15, 1996, constitutes Amendment No. 2 to the
Schedule 13D, dated April 14, 1995, regarding the reporting persons ownership of certain securities of Global Telecommunication Solutions, Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 1.   Security and Issuer
          -------------------

          (a)  Common Stock, $0.01 par value per share (CUSIP No.
37935Y107).

          (b) Redeemable Common Stock Purchase Warrant, exercisable as of June 14, 1995, expiring December 14, 1999, entitling the holder thereof to purchase one share of Common Stock at $4.00 per share, subject to adjustment in certain circumstances (CUSIP No. 37935Y115).

          (c) Option, exercisable as of February 14, 1996, expiring February 14, 2001, entitling the holder thereof to purchase up to an aggregate of 100,000 shares of Common Stock at $4.75 per share, subject to adjustment in certain circumstances.

          (d) Unit, consisting of 20,000 shares of Common Stock and 40,000 warrants, immediately exercisable, expiring December 14, 1999, entitling the holder thereof to purchase one share of Common Stock at $4.00 per share ("Offering Warrants").

                  Global Telecommunication Solutions, Inc.
                             342 Madison Avenue
                         New York, New York  10173


ITEM 2.   Identity and Background
          -----------------------

     1.   (a)  Eli Oxenhorn

          (b)  Address:
                    56 The Intervale
                    Roslyn, New York 11576

          (c)  Principal Occupation:  Consultant



                                  -4 of 9-

          (d) Within the last five (5) years, Eli Oxenhorn has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

          (e) Within the last five (5) years, Eli Oxenhorn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

          (f)  Citizenship:  United States.

               Eli Oxenhorn is the father of Seth Oxenhorn.

     2.   (a)  Seth Oxenhorn

          (b)  Address:
                    333 East 69th Street
                    New York, New York 10021

          (c)  Principal occupation:  Product Manager

          (d) Within the last five (5) years, Seth Oxenhorn has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

          (e) Within the last five (5) years, Seth Oxenhorn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

          (f)  Citizenship:  United States.

               Seth Oxenhorn is the son of Eli Oxenhorn.


ITEM 3.   Source and Amounts of Funds or Other Consideration
          --------------------------------------------------

          The individual reporting persons obtained funds for the purchase of the shares of Common Stock from their respective personal funds.

          On July 27, 1994, Eli Oxenhorn participated in a bridge financing pursuant to which he loaned $225,000 to the Issuer and was issued promissory notes in that amount and 225,000 bridge warrants (the "Bridge Warrants"). The promissory notes bear interest at the rate



                                  -5 of 9-
of 10% per annum and were paid on the closing of the IPO. The Bridge Warrants are identical to the Warrants.

          In September, 1994, Eli Oxenhorn purchased 54,170 shares of Common Stock (the "Restricted Shares") and 54,170 warrants (the "Conversion Warrants") from Shelly Finkel Management, Inc. for an aggregate purchase price of $162,510 ($3.00 per share and warrant). The Conversion Warrants are identical to the Warrants. Neither the Restricted Shares nor the Conversion Warrants were registered in the IPO.

          On February 14, 1995, the Issuer granted the Option to Eli Oxenhorn and entered into a Consulting and Non-Competition Agreement. The shares of Common Stock issuable upon the exercise of the Option cannot be sold, transferred or disposed of unless registered, or exempt from registration, under the Securities Act of 1933, as amended.


          The amount of funds used in making the purchases of the shares of Common Stock are set forth below:

          Name                          Amount of Consideration
          ----                          -----------------------

          Eli Oxenhorn                   $670,010
          Seth Oxenhorn                    $5,100


          On May 15, 1996, Eli Oxenhorn purchased one (1) Unit in a private placement ("Offering") by the Issuer. Pursuant to the terms of the Offering, the Issuer must file a registration statement in regard to the Common Stock and the Offering Warrants underlying the Unit by June 30, 1996.


ITEM 4.   Purpose of Transaction
          ----------------------

          The reporting persons acquired the securities of the Issuer for purposes of investment.


ITEM 5.   Interests in Securities of the Issuer
          -------------------------------------

          (a) The following list sets forth the aggregate number and percentage (based on 5,512,801, which consists of 4,912,801 shares of Common Stock outstanding as reported in the Issuer's Form 8-K, dated March 1, 1996, and 600,000 shares of Common Stock sold in the Offering) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of May 15, 1996:



                                  -6 of 9-

                               Shares of     Percentage of Shares
                             Common Stock       of Common Stock
Name                      Beneficially Owned  Beneficially Owned
- ----                      ------------------  ------------------

Eli Oxenhorn                  350,340(1)               6.1%
Seth Oxenhorn                   2,000(2)               0.1%

          (b) By virtue of being the father of Seth Oxenhorn, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 1,000 shares of Common Stock and 1,000 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 0.1% of the outstanding Common Stock. Eli Oxenhorn has sole power to vote and to dispose of 154,170 shares of Common Stock, 54,170 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 40,000 shares of Common Stock issuable upon the exercise of the Offering Warrants and 100,000 shares of Common Stock issuable upon the exercise of the Option, representing approximately 6.1% of the outstanding Common Stock.

               Seth Oxenhorn has sole power to vote and to dispose of 1,000 shares of Common Stock and 1,000 shares of Common Stock issuable upon exercise of the Warrants, representing 0.1% of the outstanding Common Stock.

          (c) The following is a description of all transactions, effected in the over-the-counter market, in Units by the persons identified in Item 2 of this Schedule 13D effected from March 16, 1996 through May 15, 1996, inclusive:

                               Number of
Name of            Sale         Units (U)                   Purchase or
Shareholder        Date       Purchased or (Sold)           Sale Price
- ------------     -------    --------------------            ------------
Eli Oxenhorn     5/15/96            1U                       $100,000


          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e)  Not applicable.




- --------------------

     1 Includes 100,000 shares of Common Stock (including 20,000 unregistered shares of Common Stock acquired in the Offering), 54,170 Restricted Shares, 54,170 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 40,000 shares of Common Stock issuable upon the exercise of the Offering Warrants and 100,000 shares of Common Stock issuable upon the exercise of the Option. Eli Oxenhorn disclaims beneficial ownership of the 1,000 shares of Common Stock beneficially owned by Seth Oxenhorn and 1,000 shares of Common Stock issuable upon the exercise of the Warrants owned by Seth Oxenhorn.

     2 Consists of 1,000 shares of Common Stock and 1,000 shares of Common Stock issuable upon the exercise of Warrants.

                                  -7 of 9-

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer
          --------------------------------------------------

          (a) The Issuer registered the Bridge Warrants under the registration statement for the IPO of which the Prospectus is a part. Eli Oxenhorn agreed not to sell certain of the Issuer's securities prior to twelve (12) months after the date of the Prospectus without the prior written consent of Whale Securities Co., L.P., the underwriter of the IPO. Such consent was given by the underwriter with respect to the sale of the Bridge Warrants.

          (b) Registration Rights Agreement between the Issuer and Eli Oxenhorn, pursuant to which the Issuer must file a registration statement in regard to the shares of Common Stock and the Offering Warrants underlying the Unit by June 30, 1996.

          (b) Except for the circumstances discussed or referred to in paragraphs (a)-(b) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit A - Agreement dated April 14, 1995 among the reporting
          ---------
persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

          Exhibit B - Stock Option Agreement, made effective as of February
          ---------
14, 1995, pursuant to which the Issuer granted the Option to Eli Oxenhorn.



                                  -8 of 9-

                                 Signature
                                 ---------

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.


Date:       May 28, 1996


                                   s/Eli Oxenhorn
                              ---------------------------------------------
                                   Eli Oxenhorn


                                   s/Seth Oxenhorn
                              ---------------------------------------------
                                   Seth Oxenhorn



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                  -9 of 9-